Exhibit 99.1

Digatrade Financial Corp.

September 30, 2018
(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2018 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Bradley J. Moynes”
Bradley J. Moynes
President, Director & CEO

“Tyrone Docherty”
Tyrone Docherty
Director

DIGATRADE FINANCIAL CORP.
Interim Consolidated Balance Sheets
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Note	September 30, 2018	December 31, 2017
		$	$
ASSETS

CURRENT
Cash		480,725	494,443
Accounts Receivable	5	143,932	297,309
GST Recoverable		15,258	9,044
Prepaid Expenses	6	133,220	159,312

		773,135	960,108

LIABILITIES

CURRENT
Trade and Other Payables	7	237,355	150,213
Liabilities to Customers	8	106,747	297,309
Convertible Promissory Notes – Current Portion	9	580,792	1,294,693

		924,894	1,742,215

Convertible Promissory Notes	9	6,343	287,802

Total Liabilities		931,237	2,030,017

SHAREHOLDERS' DEFICIENCY

Share Capital	10	5,668,686	4,106,207
Deficit		(5,826,788)	(5,176,116)

		158,102	(1,069,909)

		773,135	960,108

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“Tyrone Docherty”
Bradley J. Moynes Chairman, President, Director and CEO	Tyrone Docherty Chairman & Director
The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
Interim Consolidated Statement of Changes in Shareholders’ Equity
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Note	Number of common shares	Number of Class “B” Common Shares	Share capital	Share subscriptions received	Deficit	Total Shareholders’ Deficiency
				$	$	$	$
Balance, December 31, 2016		42,909,650	-	3,645,457	334,975	(4,501,596)	(521,164)
Shares issued in Settlement of Debt		2,000,000	-	32,409	-	-	32,409
Shares issued for Consulting Services		250,000	-	21,895	-	-	21895
Net loss for the period		-	-	-	-	(346,873)	(346,873)
Balance, September 30, 2017		45,159,650	-	3,699,762	334,975	(4,848,469)	(813,732)

Balance, December 31, 2017		49,661,150	100,000	4,106,207	-	(5,176,116)	(1,069,909)
Shares issued pursuant to conversion of Convertible Promissory Notes	10(b)(iii)	46,528,091	-	1,555,106	-	-	1,555,106
Shares issued pursuant to Consulting Contracts	10(c)	600,000	-	7,373	-	-	7,373
Net loss for the period		-	-	-	-	(650,672)	(650,672)
Balance, September 30, 2018		96,789,241	100,000	5,668,686	-	(5,826,788)	(158,102)

The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
(Formerly “Bit-X Financial Corporation”)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
EXPENSES

Accounting, Audit and Legal	13,703	23,593	59,914	43,193
Consulting Expense	41,838	63,094	215,110	108,094
Investor Relations Expense		-	-	631
Finders Fees	26,881	-	86,697	-
Filing and Transfer Agent Fees	4,341	1,592	16,168	9,458
Management Fees	30,000	30,000	90,000	75,000
Administration Expenses	7,243	-	7,243	16
Bank Charges and Interest	17,737	449	70,091	975
Project Development Costs	-	56,708	102,683	60,782

	141,743	262,000	647,906	384,713

PROFIT (LOSS) BEFORE OTHER ITEMS	(141,743)	(262,000)	(647,906)	(384,713)

Foreign Exchange (Loss) Gain	(56,171)	15,528	2,766	37,326
Gain on Settlement of Debt				514

NET PROFIT (LOSS) FOR THE PERIOD	(85,572)	(246,472)	(650,672)	(346,873)

Other Comprehensive Income

NET COMPREHENSIVE LOSS FOR THE PERIOD	(85,572)	(246,472)	(650,672)	(346,873)

POST-SHARE CONSOLIDATION (Note 10(b)(i))

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	63,682,683	43,777,782	63,682,683	43,777,782

BASIC AND DILUTED (LOSS) PROFIT PER SHARE	$(0.001)	$(0.006)	$(0.010)	$(0.008)

The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
Interim Consolidated Statements of Cash Flows
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Profit (Loss) for the Period	(85,572)	(246,472)	(650,672)	(346,873)

Non-Cash Items
Unrealized foreign exchange (gains) losses	(15,508)	(7,827)	5,671	(29,139)
Realized foreign exchange (gains) losses on conversion of Promissory Notes	75,060	-	75,060
Gain on Settlement of Debt	-	-	-	(514)
Amortization of prepaid expenses	14,114		12,026	3,999
Issuance of Promissory Note for Consulting Services		37,692		37,692
Common Stock issued for consulting services	-	21,895	7,373	21,895
Conversion Fees and Interest Accrued on Convertible Promissory Notes	(19,947)		67,133	-

Changes in Non-Cash Working Capital Accounts
Accounts Receivable	-		153,377	(945)
Prepaid Expenses	(8,659)	(60,248)	14,066	(96,140)
GST Payable (Recoverable)	(1,700)	(2,938)	(6,214)	(4,176)
Liabilities to Customers	-	-	(190,562)	-
Accounts Payable and Accrued Liabilities	38,385	(23,514)	87,142	(146,291)

	(3,827)	(281,412)	425,600	(560,492)

FINANCING ACTIVITIES

Promissory Notes repaid	(31,715)		(31,715)	(132,582)
Proceeds Received on Issuance of Promissory Notes	71,134	295,631	443,597	596,687

	39,419	295,631	(411,882)	464,105

NET (DECREASE) INCREASE IN CASH	35,592	14,220	13,718	96,387

Cash (Bank Indebtedness), Beginning of the Period	445,133	2,882	494,443	114,489

CASH, END OF THE PERIOD	480,725	18,102	480,725	18,102

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2000, under the Company Act of the Province of British Columbia, Canada. On February 19, 2015, the Company changed its name from Rainchief Energy Inc. to Bit-X Financial Corporation. On October 27, 2015, the Company changed its name from Bit-X Financial Corporation to Digatrade Financial Corp. The Company is focused on increasing scale, further development and branding a digital asset (decentralized blockchain based crypto-currency) exchange platform.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns and operates a technology platform and provides operational and technology support specializing in blockchain applications and crypto-currency exchange services. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International (see Note 13).

The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations and has accumulated losses of $5,826,788 since inception and working capital deficiency of $ 151,759 as at September 30, 2018; accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these consolidated financial statements, including planned corporate and administrative expenses, and other project implementation costs, accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)
Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on August 20, 2018.

c)
Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar

The Company’s former subsidiaries, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., were de-registered during the year ended December 31, 2015.

d)
Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)
Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii)
Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)
Financing and Finder’s Fees

Financing and finder’s fees relating to financial instruments with a term of one year or less are expensed in the period incurred. For financial instruments with a term of over one year, the fees are netted against the financial instruments and amortized over the term of the financial instruments.

f)
Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

g)
Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

h)
Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred.

i)
Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive. The loss per share in prior periods has been adjusted to take into account the consolidation of the Company’s common stock on June 8, 2016 (Note 10(b)(i)).

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)
Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)
Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)
Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

k)
Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)
Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

●
Financial assets at fair value through profit or loss;
●
Loans and receivables;
●
Held-to-maturity investments; and
●
Available-for-sale financial assets.

k)
Financial Instruments (Continued)

i)
Financial Assets (Continued)

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

●
Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

●
Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s accounts receivable falls into this category of financial instruments.

●
Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)
Financial Instruments (Continued)

●
Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category. Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

i)
Financial Assets (Continued)

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

ii)
Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

●
Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company does not hold financial liabilities in this category.

●
Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s trade and other payables, liabilities to customers, and promissory notes payable fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Deferred Tax Assets

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards, if applicable, when they become effective.

a)
IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company has determined that there is no material impact of this standard on its consolidated financial statements.

b)
IFRS 15 – Revenue from Contracts with Customers

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. The standard is effective for annual period beginning on or after January 1, 2018 and is to be applied retrospectively. The Company has determined that there is no material impact of this standard on its consolidated financial statements.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
 IFRS 16 – Leases (continued)

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the least term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019.

NOTE 5 – ACCOUNTS RECEIVABLE

As at September 30, 2018 and December 31, 2017, the Company had the following amounts due from third parties:

	September 30, 2018	December 31, 2017
	$	$

Due From Trading Platform (Notes 7 and 13)	143,932	297,309

	143,932	297,309

NOTE 6 – PREPAID EXPENSES

As at September 30, 2018 and December 31, 2017, the Company had the following prepaid expenses:

	September 30, 2018	December 31, 2017
	$	$

Market Registration Fees	4,341	7,685
Deposit with ANX	-	70,029
Prepaid Consulting Fees	-	26,025
Prepaid Management Fees (Note 13(a)(i))	96,902	55,573

	101,243	159,312

NOTE 7 – TRADE AND OTHER PAYABLES

As at September 30, 2018 and December 31, 2017, the Company had the following amounts due to creditors:

	September 30, 2018	December 31, 2017
	$	$

Trade Payables	197,111	119,013
Accrued Liabilities	8,267	31,200

	205,378	150,213

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 8 - LIABILITY TO CUSTOMERS

As at September 30, 2018, the Company had a liability to customers trading on the Company’s currency platform in the amount of $106,747 (December 31, 2017 – $297,309). This amount is offset by an equal amount due to the Company from the trading platform. (Notes 5 and 13)

NOTE 9 – CONVERTIBLE PROMISSORY NOTES PAYABLE

$
Balance, December 31, 2017	1,582,495

Issuances	508,417
Repayments	(31,762)
Conversions to Common Shares	(1,480,046)
Unrealized Foreign Exchange Adjustment	8,030

Balance, September 30, 2018	587,134

During the period January 1, 2018 to September 30, 2018 certain Convertible Promissory Notes totaling $1,542,900 including interest and fees in the amount of $62,854 (US$1,206,445, including interest and fees in the amount of $48,328) were converted to Common Stock, either in whole or in part. The Company issued 46,528,091 shares of Common Stock in connection with the conversions.

On February 15, 2018 the Company issued a Convertible Promissory Note in the amount of $98,950 (US$78,000).

On March 5, 2018 the Company issued two Convertible Promissory Notes totaling $101,184 (US$80,000)

On April 30, 2018 the Company issued a Convertible Promissory Note in the amount of $107,508 (US$85,000)

On September 25, 2018 the Company issued a Convertible Promissory Note in the amount of $135,954 (US$105,000)

The notes are unsecured, bear interest at 12% per annum from the date of issuance and mature between 6 months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

On June 1, 2018 the Company issued a Convertible Promissory Note in the amount of $64,820 (US$50,000) pursuant to a consulting contact.

The note is unsecured and matures on December 2, 2018. The note may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The note becomes immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and bears interest at 3% per annum compounded annually should the Company default on the note. On September 30, 2018 the Company repaid $31,761 (US$24,500) of this Note.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 10 – SHARE CAPITAL

a) Authorized Capital

Unlimited number of common shares, participating, voting (voting right of 1 vote per share), with no par value.

100,000 Class “B” common shares, non-participating, voting (voting right of 1,000 votes per share), with no par value.

b) Issued and Outstanding Common Shares

i)
Effective June 8, 2016, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12,306 shares to round up fractional entitlements resulting from the consolidation. The number of common shares and basic profit or loss per share calculations disclosed in these financial statements have been adjusted to reflect the retroactive application of this share consolidation.

ii)
On October 10, 2017, the Company passed a resolution authorizing the creation of a new 100,000 Class “B” common shares with the following characteristics: non-participating, no par value, and with the voting right of 1,000 votes per share. On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Office of the Company.

iii)
During the period January 1, 2018 to September 30, 2018 the Company issued 46,528,091common shares in connection with the Conversions of certain Convertible Promissory Notes (see Note 9)

c) Share based Payments

On February 1, 2018 the Company entered into two consulting agreements for the provision of business strategy and compliance services. The Company issued 600,000 common shares valued at $7,373.

d) Share Purchase Warrants

As at September 30, 2018 and December 31, 2017, the Company had no share purchase warrants outstanding.

e) Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 75,000 shares (1,500 post-consolidation shares) to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty-five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release the shares from escrow.

As of September 30, 2018, the 1,500 shares were held in trust by the corporate lawyer and have not been returned to the Company’s Treasury.

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 11 – COMMITMENTS

a) Crypto Currency Deposit and Exchange Services

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX is for a term of three years.

On April 7, 2017 (the “effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX is for a term of two years.

On June 1, 2018 the Company entered into a contract for consulting services. The Company agreed pay the Consultant US$10,000 per month and issued a Convertible Promissory Note to the Consultant in the amount of $64,820 (US$50,000) (See Note 9)

b) Finder’s Fee Agreement

The Company has entered into various finder’s fee agreements whereby the Company is required to pay cash finder’s fee of 10% of all monies raised through these parties. The terms of these agreements are for periods of one year.

NOTE 12 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

a)
Related Party Balances

i) Management Fees Paid in Advance to a Company Controlled by Director and Officer

As at September 30, 2018, the Company had $96,902 (December 31, 2017 - $55,573) in prepaid management fees to a company controlled by a Director and Officer of the Company.

b)
Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the three and nine months ended September 30, 2018 and 2017 as described below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$

Management Fees	30,000	15,000	90,000	45,000

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 13 – SUBSEQUENT EVENTS

(i)
Convertible Promissory Notes Converted

During the period October 1, 2018 to November 15, 2018 the Company issued 109,113,243 common shares in connection with the conversion of certain Convertible Promissory Notes.

(ii)
Issuance of Convertible Promissory Notes

During the period October 1, 2018 to November 15, 2018 the Company issued two Convertible Promissory Notes totaling $139,565 (US$110,000).

The notes are unsecured, bear interest at 12% per annum from the date of issuance and mature between 6 months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

(iii)
Termination of ANX contact

On October 25, 2018, the contract with Mega Idea Holdings Limited, dba ANX was terminated by mutual agreement between the Company and ANX. The Company agreed to pay ANX the sum of US$25,000 in full and final settlement of all claims and obligations between the parties. All trading platform accounts were closed and Company incurred no obligations to the account holders as a consequence of the termination of the contract. The Company will continue to offer OTC trading for institutional customers and accredited traders.

NOTE 14 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)
Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)
Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)
Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)
Interest rate risk

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

September 30, 2018
(Expressed in Canadian Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS (continued)

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e)
Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

NOTE 15 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at September 30, 2018 totaled $ 5,668,686 (December 31, 2017 - $4,106,207). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during three months ended September 30, 2018.

As at September 30, 2018 the Company had a working capital deficiency of $158,102. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the period ended September 30, 2018.